September 9, 2024

Talman Pizzey
Chief Executive Officer
Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377

       Re: Acuren Corporation
           Draft Registration Statement on Form S-4
           Submitted on August 12, 2024
           CIK No. 0002032966
Dear Talman Pizzey:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 Submitted on August 12, 2024
Cover Page

1. Please disclose the number of securities you are registering on your Prospectus Cover
       Page.
2. We note your disclosure on the Prospectus Cover Page that you "intend to list [your]
       common stock on the New York Stock Exchange." Please revise to clarify whether the domestication is contingent on your successful listing on the NYSE. Additionally, please revise to clarify if you have applied for NYSE listing. If true, please also revise to clarify that your warrants and Series A Preferred Stock will not be listed on any national securities exchange or other principal U.S. market. Refer to Item 501(b)(4) of Regulation
       S-K. Lastly, please reconcile your cover page disclosure with your disclosure on page 36 that states "[in] connection with the Domestication, we intend to list our Acuren Delaware common stock and our Warrants on the NYSE."
 September 9, 2024
Page 2

ASP Acuren Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 41

3. Please discuss whether supply chain disruptions have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Our Growth Strategy
Mergers and Acquisitions, page 63

4. Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.
Exclusive Forum, page 86

5. We note that the forum selection provision in your bylaws identities the state or federal court of Delaware as the exclusive forum for certain litigation,
including any    derivative
       action.    Please disclose whether this provision applies to actions
arising under the
       Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We note your disclosure,
       "the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act." As it appears that the provision applies to Securities Act claims, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived
       the company   s compliance with the federal securities laws and the
rules and regulations
       under it.
Consolidated Financial Statements of ASP Acuren Holdings, Inc.
18. Segment Information, page F-42

6. Please tell us your consideration for disclosing revenues by each product and service that you identify, such as NDT solutions, RAT solutions, and consulting engineering and lab testing. Refer to ASC 280-10-50-40.
 September 9, 2024
Page 3

       Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services